                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource Health Corporation Commission File Number: 0-20485



Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

TO:    All Associates

FROM:  Eileen Clark

DATE:  March 22, 2001

RE:    Associate Questions and Answers


Thank you all very much for submitting the attached questions regarding the merger. Unfortunately, due to the sheer volume, we could not answer all of the questions on the employee conference call or at the corporate office employee meeting.

We have attempted to answer every question completely to the extent possible. If some answers appear vague, please understand that we don't have many specifics yet. As noted, we will provide as much information as possible, as soon as possible. If you feel the question was misunderstood, please let us know.

I am pleased to report that the Employee Hotline for merger questions has been very active. Please continue to call in your questions to 888-276-6034. If you leave your name, telephone number and location, and we will respond personally to your call within one week. Anonymous questions will be published in periodic update letters.

Thank you.

     ASSOCIATE QUESTIONS REGARDING AMERISOURCE-BERGEN MERGER
     -------------------------------------------------------

                             March 22, 2001 UPDATE



1.  IS THIS TRANSACTION CONSIDERED A "CHANGE OF CONTROL"?

    No. It is a merger of equals. AmeriSource's shareholders will hold 51% of the shares of the new company and Bergen shareholders will hold 49%. This merger does not trigger a "change in control" in any plans.

2. DAVE YOST NOTED THAT THE CORPORATE HEADQUARTERS WOULD BE IN VALLEY FORGE. IT WAS ALSO NOTED THAT THERE WOULD BE A SEPARATE DRUG DISTRIBUTION PRESIDENT. WILL THAT HQ BE IN VALLEY FORGE?

    No decision has been made. The location of the drug distribution headquarters is a decision that will come out of the due diligence and strategic integration work that will take place over the next few months.

3.  WHAT WILL HAPPEN TO STOCK OPTIONS THAT HAVE BEEN ISSUED BUT NOT EXERCISED?

    Stock options remain the same until the close of the deal. Thereafter, the options will be converted into options of AmeriSource-Bergen Corporation. The option grant price will be unchanged. More information regarding options will be provided to optionees shortly.

4. HOW DOES THE PROMISE OF OPEN AND HONEST COMMUNICATION JIBE WITH THE BLOCKING OF INTERNET ACCESS DURING THE LIVE INVESTOR CONFERENCE CALL?

    We experienced a huge volume of activity on the network on March 19, 2001, which caused some email problems. Unfortunately, in order to alleviate the volume, we had to block the web cast of the March 19, 2001, 10:30 a.m. investor conference call. If you attempted to access the web cast, you may have noticed a message that the site was blocked because it was a "sex site." This was done because it was the quickest way to block
    access.   You can still listen to the call by accessing the replay at 1-
    800-475-6701 access code 577712.  We apologize for any inconvenience.

5.  WHEN DID AMERISOURCE.COM BECOME A "SEX" SITE? (METHOD USED TO ACHIEVE
    ABOVE).

    See Answer to Question No. 4 above.

6. I WOULD LIKE TO VOICE MY CONCERN REGARDING THE EXPENSE OF OUR CURRENT HEALTH INSURANCE BENEFITS AND THE HIGH AMOUNT THE EMPLOYEE PAYS FOR THE BENEFITS. DO YOU EXPECT WITH THE COMBINED COMPANIES THAT AMERISOURCE-BERGEN CAN OFFER AN IMPROVED HEALTH BENEFITS PACKAGE AT A LOWER COST TO THE EMPLOYEE? THANK YOU.

    AmeriSource provides a very competitive and comprehensive benefits package. We have engaged Aon Consulting to compare the benefits of AmeriSource and Bergen and offer suggestions on best practices and alternative programs. AmeriSource and Bergen are committed to providing an excellent benefits package.

7.  WHAT WILL HAPPEN TO THE AMERISOURCE 401(K) PLAN?

    The AmeriSource 401(k) plan will remain in effect until closing. Both the AmeriSource & Bergen 401(k) plans will be reviewed and the plan (whether existing or a new plan) which best serves the associates and the company will be selected.

8.  IT APPEARS THAT THE CORPORATE OFFICES WILL REMAIN IN VALLEY
    FORGE/CHESTERBROOK, PENNSYLVANIA. WILL THE MIS FUNCTION WITH IN THE ATG BE IN ORANGE COUNTY, CALIFORNIA, RATHER THAN REMAINING HERE IN VALLEY FORGE/CHESTERBROOK WITH THE CORPORATE OFFICES OF AMERISOURCE AS IT CURRENTLY EXISTS?

    There will be an IT integration plan that will be developed after significant due diligence. The integration team will include AmeriSource and Bergen associates as well as third party consultants. No decisions have been made.

9.  IF THERE IS A LAYOFF, WILL EMPLOYEES BE GIVEN PRIOR NOTICE

    Yes. All plant closings will be known at least 60 days prior to shut down as required by law. We expect to be able to provide similar notice for all other layoffs.

10. WILL EMPLOYEES BE ELIGIBLE FOR UNEMPLOYMENT IF THERE IS A LAYOFF ALONG WITH SEVERANCE PAY?

    The effect of severance on unemployment compensation eligibility is a matter of state law. We will take whatever steps are legally and practically possible to avail associates of unemployment benefits.

11. ARE THERE ANY BENEFITS INCLUDED WITH THE SEVERANCE PACKAGE?

    The entire severance package is currently under review. It is very likely that some level of paid benefits will be included. However, no decisions have been made.

12. WILL THE MERGER AFFECT THE PAY SCALE?

    Compensation plans of both AmeriSource and Bergen will be compared and any appropriate and necessary adjustments will be determined after that review is completed and the deal has closed.

13. IS THERE A CHANCE OF REHIRING AFTER A LAYOFF?

    Eligibility for rehire depends on the circumstances surrounding a termination. If an associate is laid off simply because of a reduction in force, a rehire is possible.

14. IS BERGEN (SACRAMENTO DISTRIBUTION CENTER) UNION? AND IF WE MERGE WOULD WE BECOME UNION?

    Bergen's Sacramento facility is union. We have retained labor counsel to review all AmeriSource and Bergen Collective Bargaining Agreements, as well as all relevant labor laws to address that issue.

15. IF KEPT ON BOARD AFTER MERGE, AMERISOURCE BEING NON-UNION, WHAT WOULD HAPPEN IF WE DID NOT WANT TO GO UNION?

    We cannot res0pond to this question until labor counsel has completed their review.

16. PEOPLE WITH EXEMPTEE LICENSE, ARE THEY MORE LIKELY TO BE KEPT ON BOARD, IF/WHEN LAYOFFS OCCUR?

    The California Board of Pharmacy requires that an associate with an exemptee license be in the warehouse during all hours of operation. Although an associate's exemptee status is a factor that would be considered in staffing issues, it is too soon to know if it will be a deciding factor.

17. WOULD SENIORITY PLAY IN THE CHAIN OF COMMAND IF WE BECOME UNION? (EXAMPLE:
    CUSTOMER SERVICE REP AT BERGEN HAS BEEN WITH THEM 3 YEARS, AND AMERISOURCE CUSTOMER SERVICE REP HAS BEEN WITH AMERISOURCE 1.5 YEARS, BOTH ARE KEPT, WOULD THE BERGEN PERSON BE GIVEN A HIGHER SENIORITY RATING?

    Seniority of AmeriSource associates would carry over. The role of seniority in a union environment depends on the terms of the Collective Bargaining Agreement.

18. WITH BERGEN SO CLOSE TO US HAS A STUDY BEEN DONE ON THE CAPACITY OF THE BERGEN WAREHOUSES AND HOW NEAR TO FULL CAPACITY ARE THEY RUNNING?

    Both companies measure capacity in terms of revenues per square foot. It is likely that we will perform a logistics study to determine where build-outs and consolidation should occur and what customers should be serviced by a specific facility. In addition, the logistics study would take into consideration alternative stocking plans and distribution methods for certain classes of items as well as the efficiency of the division.

19. WHAT DIRECT IMPACT ON THE CALIFORNIA EMPLOYEES IS THERE SINCE BERGEN HAS A LARGE PRESENCE IN THIS AREA?

    The same considerations will be given to the California facilities as all other facilities. It is likely that we will perform a logistics study to determine where build-outs and consolidation should occur and what customers should be serviced by a specific facility. The logistics study would take into consideration the efficiency of the division.

20. WHAT IS THE VETERANS' ADMINISTRATION SAYING ABOUT THE MERGER?

    The VA has expressed support for the merger.

21. IF WE ARE ALREADY DOING WELL AND ARE PROFITABLE, WHY ARE WE DOING THIS?

    The intent is to take two good companies and make them better - better opportunities for customers, associates and shareholders.

22. NEWSPAPERS HERE HAVE STATED WE ARE ACQUIRING BERGEN. CAN WE ELABORATE ON THIS ISSUE IN MORE DETAIL?

    This is a merger of equals where two companies are combining to form a new company. Technically, this will be accounted for as AmeriSource being the acquirer because the shareholders of AmeriSource will own 51% of the new company and the shareholders of Bergen will own 49%. There will also be a joint make-up of the Board of Directors and senior management team.

23. BEING THAT BERGEN HAS 10,000 EMPLOYEES AND AMERISOURCE HAS 3500 HAS IT BEEN DETERMINED WHAT THE TOTAL NUMBER OF EMPLOYEES OF THE COMBINED COMPANY WILL BE?

    No determinations have been made. It is important to note that of Bergen's 10,000 associates, 5,000 belong to its subsidiary, Pharmerica. The size of its drug distribution company is similar to the size of AmeriSource.

24. WHAT IS GOING TO THE BE THE FACTORS THAT DETERMINE WHAT DISTRIBUTION CENTERS WILL CLOSE?

    It is likely that we will perform a logistics study to determine where build-outs and consolidation should occur and what customers should be serviced by a specific facility. In addition, the logistics study would take into consideration alternative stocking plans and distribution methods for certain classes of items as well as the efficiency of the division.

25. HOW LONG WILL IT BE BEFORE MORE INFORMATION IS AVAILABLE CONCERNING JOB STATUS?

    No determination on job status will be made until after closing, which is expected to occur in late summer of 2001. In addition, it is likely that we will perform a logistics study to determine where build-outs and consolidation should occur and what customers should be serviced by a specific facility. In addition, the logistics study would take into consideration alternative stocking plans and distribution methods for certain classes of items as well as the efficiency of the division.

26. PRESS RELEASE STATES THE COMBINATION WILL RESULT IN FEWER, BUT LARGER MORE EFFICIENT DISTRIBUTION CENTERS, AND CONSOLIDATION OF CORPORATE STAFFS.
    QUESTION: WHO WILL BE MAKING THE DECISIONS OF WHICH DISTRIBUTION CENTERS REMAIN ACTIVE? WILL THE DECISION TO CONSOLIDATE DEPEND ON THE PERFORMANCE OF THE EMPLOYEES PRIOR TO THIS ANNOUNCEMENT AND GOING FORWARD AND HOW LONG DO WE WAIT FOR DEFINITE ANSWERS TO THESE QUESTIONS?

    Senior management and the integration team will make these decisions. The Company is committed to making these decisions in a fair and impartial manner. Factors that will be considered in making staffing decisions include performance history, skill sets, experience, seniority and willingness to relocate if necessary. The timing of the decision is dependent on the logistics study and the results of continued due diligence.

27. WILL THE NEW COMPANY HAVE AN EMPLOYEE STOCK OPTION PLAN, WHERE EMPLOYEES CAN PURCHASE COMPANY STOCK THROUGH PAYROLL DEDUCTION?

    The new company will have an Employee Stock Option Plan which is different from an Employee Stock Purchase Plan. AmeriSource is already investigating the implementation of an Employee Stock Purchase Plan through payroll deduction for inclusion in its current benefits offering.

28. WHAT IMPACT WILL THE MERGER HAVE ON EMPLOYEES' SERVICE? WILL AN EMPLOYEE HAVE TO WORK A MINIMUM OF FIVE YEARS FOR THE NEW COMPANY BEFORE BEING VESTED FOR PENSION AND OTHER PLANS?

    AmeriSource associate service will carry over to the new company. The eligibility terms of the new plans (if any) have not yet been determined. More information will be made available as soon as practical.

29. IN AREAS WHERE THERE IS BOTH AN AMERISOURCE AND BERGEN DISTRIBUTION CENTER AND THE DECISION IS MADE TO CONSOLIDATE, WHAT EFFECT WILL SENIORITY HAVE ON WHO WILL BE ABLE TO CONTINUE WORKING FOR AMERISOURCE-BERGEN? IF YOU ARE WORKING IN THE BUILDING THAT REMAINS OPEN DO YOU HAVE A BETTER CHANCE TO RETAIN YOUR JOB OR WILL THE EMPLOYEES FROM THE WAREHOUSE THAT IS TO BE CLOSED AND HAVE A LONGER PERIOD OF SERVICE BE TRANSFERRED IN?

    It is difficult to answer this question at this point. However, senior management is committed to making staffing decisions in a fair and impartial manner. In a combination of facilities and workforces, generally speaking, a variety of factors will be considered. In some circumstances, seniority will be the deciding factor. However, performance history and experience in the job will also be considered.

30. WILL THEY BE OFFERING ANY TYPE OF STAY-PUT BONUS?

    Stay puts and severance plans are being reviewed and information will be made available as soon as practically possible.

31.  WHERE ARE THE WAREHOUSES FOR BERGEN-BRUNSWIG LOCATED?

                 BERGEN                                 AMERISOURCE
---------------------------------------------------------------------------------

Kent, WA                                   Portland, OR
Spokane, WA                                Sacramento,CA
Sacramento, CA                             Los Angeles, CA
San Jose, CA                               Phoenix, AZ
Valencia, CA                               Idaho Falls, ID
Corona, CA                                 Dallas, TX
Phoenix, AZ                                Joplin, MO
Salt Lake City, UT                         St. Joseph, MO
Honolulu, HI                               Minneapolis, MN
Denver, CO                                 Mishawaka, IN
Dallas, TX                                 Paducah, KY
Houston, TX                                Birmingham, AL
San Antonio, TX                            Atlanta, GA
Tulsa,OK                                   Louisville, KY
Kansas City, MO                            Columbus, OH
St. Louis, MO                              Toledo, OH
Chicago, IL                                Johnson City, TN
South Bend, IN                             Orlando, FL
Williamston, MI                            Lynchburg, VA
Nashville, TN                              Thorofare, NJ
Meridian, MS                               Springfield, MA
Montgomery, AL                             Boston, MA
Mobile, AL
Atlanta, GA
Orlando, FL
Raleigh, NC
Richmond, VA
Pine Brook, NJ
Mansfield, MA
Guaynabo, P.R.

32. ARE THOSE FACILITIES MOSTLY NEW?

    No.  Bergen's facilities include both new and long-standing facilities.


33. WHEN IN THE PROCESS WILL THEY BE ABLE TO NOTIFY WHICH DISTRIBUTION CENTERS WILL CLOSE? HOW QUICKLY WILL THIS PROCESS HAPPEN?

    At this point, it is too soon to know how long it will take to rationally develop the future-state network. The implementation and network rationalization plan would be performed in phases, expected to take up to four years to complete. All plant closings will be known at least 60 days prior to shut down as required by law.

34. WILL YOU USE THE RED CEDAR PROJECT TO HELP IN DETERMINING WHICH DISTRIBUTION CENTERS TO KEEP?

    AmeriSource recently completed a distribution network study with a consulting firm called Red Cedar Solutions, Co. The logistics plan that was developed using Red Cedar Solutions Co. was dependent on volumes and costs associated with the AmeriSource Distribution Network and its associated customer base. The AmeriSource-Bergen future state distribution network will be developed using the same parameters and methods.

35. ARE YOU CONTINUING THE WAREHOUSE AUTOMATION SYSTEM, WHAT KIND OF SYSTEM DOES BERGEN HAVE?

    AmeriSource is in the process of installing the Manhattan Associates PKMS warehouse management system. We have every intention of moving forward with the PKMS warehouse management system implementation plan. The implementation timeline may be altered to accommodate the scope of work necessary to integrate the companies. Bergen uses an internally developed system. They have expressed tremendous interest and desire to access and utilize the intellectual property associated with PKMS.

36. WHAT IS THE INTENDED ORGANIZATIONAL STRUCTURE?

    There will be a 10 member board which consists of the following:

    The Chairman of the AmeriSource-Bergen Board of Directors will be Robert Martini, Bergen's current Chairman. Dave Yost will also be a Director on the Board. There will also be 3 directors from AmeriSource's current Board and 3 directors from Bergen's current Board. In addition, two new independent directors will be named.

    Senior Management has also been named and includes:
    CEO and President - Dave Yost
    Executive VP and COO - Kurt Hilzinger
    Executive VP and CFO - Neil Dimick, Bergen's current CFO

    Reporting to Kurt Hilzinger will be:
       Senior VP and President of Drug Distribution - Brent Martini, Bergen Senior VP and President of Pharmerica - Chuck Carpenter, Bergen Senior VP and President ASD - Steve Collis, Bergen

    No other positions have been decided. The organizational structure has also not yet been decided. Such decisions will depend in large part to the results of the due diligence that will take place over the next several months as well as the recommendations of the Integration Team, which will be comprised of associates from both AmeriSource and Bergen.

37. WHAT GOVERNMENT CONTRACTS DOES BERGEN HAVE?

    Bergen does have some of the Department of Defense contracts. Bergen also has the Public Health Services (PHS) 340 B Contract (indigent care), Minnesota Multiple State (a state government contract covering 25 + states) as well as other city, county and state contracts.

38. DEPARTMENT OF DEFENSE?

    Bergen does not have all of the Department of Defense business, but does have the majority. The remainder of the Department of Defense business was held by Bindley, now Cardinal.

39. WHAT WILL THE NEW STOCK SYMBOL BE?

    That issue is currently under consideration. We will make it known when legally and practically possible.

40. WHAT TYPE OF SYSTEM DOES BERGEN USE FOR CUSTOMER SERVICE?

    Bergen is in the process of developing and implementing a customer relations management system. Further due diligence on this issue is expected.

41. IS THERE A PROJECTION OF THE STOCK PRICE AFTER THE MERGER?

    No.

42. WONDERING ABOUT PRICE OF STOCK OPTIONS, WHAT WILL THEY BE TRADED FOR, WHAT THEIR VALUE WILL BE IF THE MERGER TAKES PLACE?

    Stock options remain the same until the close of the deal. Thereafter, the options will be converted into options of AmeriSource-Bergen Corporation. The option grant price will be unchanged. More information regarding options will be provided to optionees shortly.

43. WITH THIS BEING A NEW COMPANY, WILL WE LOSE OUR YEARS OF SENIORITY?

    AmeriSource associate service will carry over to the new company. The eligibility terms of the benefit new plans (if any) have not yet been determined. More information will be made available as soon as practical. The role of seniority in a union environment depends on the terms of the Collective Bargaining Agreement.


44. DO WE HAVE AN IDEA OF THE AMOUNT OF EMPLOYEES THAT WILL BE NEEDED TO RUN THE COMPANY AFTER THE MERGER.

    No determinations have been made. It is important to note that of Bergen's 10,000 associates, 5,000 belong to its subsidiary, Pharmerica. The size of its drug distribution company is similar to the size of AmeriSource.